UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-40375

E-Home Household Service Holdings Limited

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant.

(1) Previous Independent Registered Public Accounting Firm

On May 17, 2023, E-Home Household Service Holdings Limited (the “Company”) terminated its independent registered public accounting firm, TPS Thayer LLC, as the Company’s independent registered public accounting firm.

The report of TPS Thayer LLC on the financial statements of the Company for the fiscal years ended June 30, 2022, 2021 and 2020did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by the Audit Committee of the Board of Directors of the Company.

During the Company’s most recent fiscal year ended June 30, 2022 and through May 17, 2023, the date of dismissal, (a) there were no disagreements with TPS Thayer LLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TPS Thayer LLC, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided TPS Thayer LLC with a copy of the foregoing disclosure and requested TPS Thayer LLC to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made therein. A copy of such letter furnished by TPS Thayer LLC is filed as Exhibit 16.1 to this Form 6-K.

(2) New Independent Registered Public Accounting Firm

On May 17, 2023, the Audit Committee of the Board of Directors of the Company ratified the appointment of Enrome LLP as its new independent registered public accounting firm to audit and review the Company’s financial statements. During the two most recent fiscal years ended June 30, 2022 and June 30, 2021 and any subsequent interim periods through the date hereof prior to the engagement of Enrome LLP, neither the Company, nor anyone on its behalf, has consulted Enrome LLP regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 16.1	Letter from TPS Thayer LLC dated on May 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2023	E-Home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
	Name:	Wenshan Xie
	Title:	Chief Executive Officer

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